                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                      ----------

                              Homegate Hospitality, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer
   Common Stock, par value
       $.01 per share                            43740G 10 9
------------------------------         ---------------------------------
(Title of class of securities)                  (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
--------------------------------------------------------------------------------
             (Name, address and telephone number of person authorized to receive notices and communications)

                                  September 4, 1997
--------------------------------------------------------------------------------
               (Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior over page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))
                                 (Page 1 of 10 Pages)

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CUSIP No. 43740G 10 9                13D                     Page 2 of 10 Pages

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. INDENTIFICATION NO.
         OF ABOVE PERSON: #060944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [_]
                                                           (B) [X]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:      639,200

BENEFICALLY        8    SHARED VOTING POWER:          0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER: 639,200

PERSON WITH       10    SHARED DISPOSITIVE POWER:     0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  639,200

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
          EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.96%
    14   TYPE OF REPORTING PERSON: PN, BD

CUSIP No. 43740G 10 9                13D                      Page 3 of 10 Page

    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.

         S.S. OR I.R.S. INDENTIFICATION NO.
         OF ABOVE PERSON: #13-3456480

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [_]
                                                           (B) [X]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS:

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION: Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:      26,800

BENEFICALLY        8    SHARED VOTING POWER:         0
OWNED BY

EACH REPORTING      9   SOLE DISPOSITIVE POWER: 26,800

PERSON WITH       10    SHARED DISPOSITIVE POWER:    0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON: 26,800

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.25%
    14   TYPE OF REPORTING PERSON: PN

1.  SECURITY AND ISSUER
    This statement relates to the Common Stock, par value $.01 per share (the "Stock"), of Homegate Hospitality, Inc. (the "Company"). The Company's principal executive offices are located at 111 Congress Avenue, Suite 2600, Austin, Texas 78701.

2.  IDENTITY AND BACKGROUND
    The persons filing this statement are Alpine Associates, A Limited Partnership ("Associates"), a limited partnership organized under the laws of the State of New Jersey and principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; and Palisades Partners, L.P. ("Partners"), a limited partnership organized under the laws of the State of Delaware and principally engaged in the business of trading in securities. (Associates and Partners together are referred to as "Registrants".) The principal office of Associates is located at 100 Union Avenue, Cresskill, New Jersey 07626, and the principal office of Partners is located at 85 South Broadway, Nyack, New York 10960. Eckert Corp. is the sole general partner of Associates, and Victoria Eckert is the President of Eckert Corp. and its sole director. Eckert Corp. is a Delaware corporation. Its business address is 100 Union Avenue, Cresskill, New Jersey 07626. Its principal business is acting as general partner of Associates. Ms. Eckert is a citizen of the United States. Her business address is 100 Union Avenue, Cresskill, New Jersey 07626. Her principal occupation is acting as the President of Eckert Corp. Gordon A. Uehling, Jr. is the sole general partner of Partners. Mr. Uehling is a citizen of the United States. His business address is 85 South Broadway, Nyack, New York 10960. His principal occupation is acting as general partner of Partners. Robert E. Zoellner, a citizen of the United States whose business address is 100 Union Avenue, Cresskill, New Jersey 07626, provides management services to Associates and Partners. Mr. Zoellner and Ms. Eckert are married. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  SOURCE AND AMOUNT OF FUNDS
    A total of $6,991,216 has been used by Associates to purchase shares of the Stock. The funds for such purchase have been obtained from Associates' working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. It is expected that additional purchases of Stock (if any) will be financed in the same manner.

    A total of $295,873 has been used by Partners to purchase shares of the Stock. The funds for such purchases have been obtained from Partners' capital. It is expected that additional purchases of stock (if any) will be financed in the same manner.

4.  PURPOSE OF TRANSACTION
    Registrants purchased the Stock for investment, in the ordinary course of their businesses. In the future Registrants may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock. Except as set forth in the preceding sentence, Registrants have no plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.  INTEREST IN SECURITIES OF THE ISSUER
    (a) Associates owns 639,200 shares of the Stock. Partners owns 26,800 shares of the Stock. Registrants believe, based on the Agreement and Plan of Merger dated as July 25, 1997, to which the Company is a party, that a total of 10,725,000 shares of the Stock are outstanding, so that the shares owned by Associates represent approximately 5.96% of the total outstanding shares, and the shares owned by Partners represent approximately 0.25% of the total outstanding shares.
    (b) Each Registrant has sole power to vote and dispose of the Stock held by it.
    (c) During the 60 day period ending on September 4, 1997, Associates purchased a total of 639,200 shares of the Stock, at an aggregate cost of $6,991,216; and Partners purchased a total of 26,800 shares of the Stock, at an aggregate cost of $296,875. See Item 5 (c) attached hereto.
    (d)  Not applicable.
    (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
    Except as set forth above, neither Associates, Partners nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.  EXHIBITS
    Exhibit 1 - Joint Filing Agreement

                                    SCHEDULE 13-D
                                    -------------


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                       A LIMITED PARTNERSHIP

                                By: Eckert Corp., General Partner



                                By:  /S/VICTORIA ECKERT
                                  --------------------------
                                   Victoria Eckert, President



DATED:  September 11, 1997

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                                    SCHEDULE 13-D
                                    -------------



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                  PALISADES PARTNERS, L.P.


                               BY:  /S/GORDON A. UEHLING, JR.
                                  --------------------------
                                   Gordon A. Uehling, Jr.



DATED:  September 11, 1997

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                                    SCHEDULE 13-D
                                      ITEM 5 (C)

                          TRANSACTIONS BY ALPINE ASSOCIATES
                          ---------------------------------

TRADE DATE         NO. OF SHARES       NO. OF SHARES       PRICE PER
                   PURCHASED (1)         SOLD (1)            SHARE

07/25/97               20,000                                  $11.50
07/28/97               20,000                                  $10.3125
07/29/97               20,000                                  $10.3125
07/29/97                5,000                                  $10.3125
07/29/97                5,000                                  $10.5625
07/29/97               27,800                                  $10.4375
07/29/97                3,200                                  $10.50
07/29/97                5,000                                  $10.50
07/30/97               22,400                                  $10.9375
07/30/97                4,000                                  $10.75
07/31/97               10,300                                  $10.875
08/04/97               15,000                                  $10.50
08/04/97                2,000                                  $10.375
08/05/97                3,000                                  $10.50
08/05/97                5,000                                  $10.5625
08/06/97               10,000                                  $11.0625
08/07/97                6,000                                  $11.625
08/07/97               17,400                                  $11.625
08/08/97               27,500                                  $11.375
08/08/97               32,000                                  $11.4667
08/08/97               11,500                                  $11.2929
08/11/97               20,000                                  $11.00
08/11/97                3,700                                  $10.75
08/11/97                2,100                                  $10.75
08/11/97               21,600                                  $10.9375
08/12/97               26,800                                  $11.0349
08/12/97                4,000                                  $10.925
08/12/97                2,600                                  $10.875
08/13/97               13,900                                  $10.8125

TRADE DATE          NO. OF SHARES       NO. OF SHARES       PRICE PER
                    PURCHASED (1)         SOLD (1)            SHARE

08/13/97                12,700                                  $10.875
08/13/97                 6,000                                  $10.975
08/14/97                15,000                                  $10.875
08/14/97                68,600                                  $10.9137
08/15/97                 3,000                                  $10.875
08/15/97                 7,000                                  $10.75
08/15/97                 3,200                                  $10.875
08/15/97                   400                                  $10.75
08/18/97                10,000                                  $11.00
08/18/97                10,000                                  $11.00
08/18/97                 6,500                                  $11.0312
09/04/97                40,000                                  $11.00
09/05/97                50,000                                  $11.00
09/05/97                20,000                                  $10.8125
09/05/97                10,000                                  $10.75
09/05/97                10,000                                  $10.8438


                          TRANSACTIONS BY PALISADES PARTNERS
                          ----------------------------------


07/28/97                 1,400                                  $10.3125
07/30/97                 4,600                                  $10.9375
08/07/97                 3,300                                  $11.625
08/12/97                 6,000                                  $10.925
08/14/97                 5,200                                  $10.9137
08/18/97                 3,500                                  $11.03125
08/22/97                 2,800                                  $11.375

(1)  Transactions were effected in the open market, on the exchange where the
     securities are traded, if any, and otherwise in   transactions with
     Broker-Dealers.